

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 27, 2011

Alexandre Clug
Chief Operating Officer
PanAm Terra, Inc.
900 Biscayne Blvd., Suite 3307
Miami, FL 33132

> **Re:** **PanAm Terra, Inc.**
> **Registration Statement on Form 10-12G**
> **Filed April 29, 2011**
> **File No. 000-54375**

Dear Mr. Clug:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. Please note that the Form 10 goes effective by lapse of time 60 days after the date filed pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934, which is June 28, 2011. At that time, you will be subject to the reporting requirements under Section 13(a) of the Securities Exchange Act of 1934. In addition, we will continue to review your filing until all of our comments have been addressed.

2. Please revise to discuss your reasons for filing this Form 10 at this time.

3. Please update your financial statements to ensure compliance with Rule 8-08 of Regulation S-X.

4. Please provide us with highlighted copies of any study or report that you cite or on which you rely. Confirm that the industry reports or studies that you rely on were publicly

available and not prepared for you and that you did not compensate the party that prepared these reports or studies. Alternatively, please file consents for the parties providing this data as exhibits to the registration statement.

5.   Please provide supplemental support for your factual assertions. Clearly mark the supplemental materials to highlight the specific information you believe supports the statement referenced. For example purposes only, we note the following statements:

- "We expect the market for agricultural commodities to be characterized by increasing demand…," page 3;

- "Experts predict that urbanization will continue at an accelerated pace…," page 4;

- "Over the next 40 years, 120 million hectares must be cultivated to meet good demand from a growing world population," page 4;

- "At the present time, demand growth is already outstripping supply growth by a factor of almost two to one," page 6;

- "However, agriculture has shown remarkable resilience with strong supply response to high prices…," page 6;

- "Escalating food prices have made a significant contribution to the civil turbulence recently seen in many countries," page 6; and

- "Trade flows and patterns in agricultural products continue to evolve with increased south-south trade in addition to the traditional north-south trade," page 7.

Reverse Stock Split, page 2

6.   We note your reference to your recent 1-for-100 reverse stock split which will result in an increase of the number of authorized shares of your common stock available for issuance. Please revise to discuss the purpose of the reverse stock split.

Business, page 3

7.   We note your disclosure that you were organized to acquire, lease and control farmland. Please revise to disclose when you were organized and incorporated. Also, here and in your business plan disclosure starting on page 10, please clarify whether you have identified any parcels for acquisition and briefly disclose your current operational status.

Arable Farmland and Future Crop Production Needs, page 4

8.   We note your statement on page 6 that food demand is by its very nature price inelastic. Please explain the concept of price inelasticity so that an individual who is not familiar with the agriculture industry can understand what you mean.

Our Business Plan, page 10

9.   We note your reference to "publicly listed stock" on page 11. Please revise to clarify that your you are seeking to have your securities quoted on the OTCBB and not publicly listed for trading on a national exchange and that there is no assurance that you will be successful in acquiring such quotation.

10.   Please explain what you mean by "cash-on-cash" returns.

11.   We note your statement on page 12 that none of the Mercosur countries currently imposes significant limits on foreign investment in land. This appears inconsistent with your disclosure on page 9 regarding the limitations on foreign investment in Argentina. Please reconcile your disclosure here and throughout your registration statement.

Risk Factors, page 13

12.   We note your disclosure on page 19 that your auditors have issued a going concern opinion. Please include a risk factor, which discusses the substantial doubt about your ability to continue as a going concern, and place it at the beginning of your Risk Factors section.

13.   We note that Alexandre Clug and your management team beneficially own 48.8% and 55.7%, respectively, of your common shares outstanding. Please add a risk factor to discuss the significant control over your operations and the fact that they may not need shareholder approval on corporate matters due to such ownership.

14.   We note your disclosure on page 24 that you intend to apply for a listing on the OTC-BB soon after the effective date of this registration statement. Please add a risk factor describing how you may fail to qualify for a listing on the OTC-BB and that you may have difficulty in finding a market maker.

15.   We note your disclosure on page 19 that your business plan will require an additional $3 million in capital and that you plan to obtain that capital by issuing equity securities, either capital stock or convertible debt. Given your short-term capital needs, please add a risk factor which describes the effects of potential dilution on current stockholders.

16.   We note your disclosure on page F-6 regarding your share exchange agreement with Fortress Technology Systems, Inc. in which you agreed to issue 2,545,310 common shares. We also note that none of the shares has yet been issued by the company. To the extent that the continued non-fulfillment of this outstanding obligation represents a material risk to your business, please add a risk factor as needed.

17.   To the extent that you believe your business may be vulnerable to climate related events, please revise your disclosure to describe these risks. See the Commission's Guidance Regarding Disclosure Related to Climate Change, Interpretive Release No. 33-9106 (February 8, 2010).

18.   Please describe the company's plan of operations for the next twelve months as required by Item 101(a)(2) of Regulation S-K. Provide details of your specific plan of operations, including detailed milestones, the anticipated time frame for beginning and completing each milestone, the estimated expenses associated with each milestone and the expected sources of such funding. Please explain how the company intends to meet each of the milestones if it cannot receive funding.

Directors and Executive Officers, page 20

19.   Please specify which specific experience, qualifications, attributes and skills led to the conclusion that each of your directors should serve as your director. See Item 401(e) of Regulation S-K.

Item 6. Executive Compensation, page 22

20.   We note that you issued 751,117 shares in March 2010 in satisfaction of your $60,000 due to related party outstanding as of December 31, 2010. Elsewhere, you note that such shares were issued on March 28, 2011. Please revise or advise.

Market Price of and Dividends of the Registrant's Common Equity and Related Stockholder Matters, page 24

21.   Please indicate the amount of your common equity which could be sold pursuant to Rule 144 or that you have agreed to register under the Securities Act for sale by security holders. See Item 201(a)(2)(ii) of Regulation S-K.

22.   Please disclose the date used to measure the number of record holders you have disclosed.

Recent Sales of Unregistered Securities, page 25

23.   For each listed unregistered sale, please revise this section to name the persons or identify the class of persons to whom your securities were sold. See Item 701(b) of Regulation S-K. Also, please provide additional factual details that served as your basis for relying on Section 4(2) of the Securities Act of 1933.

Item 15. Financial Statements and Exhibits

Financial Statements of PanAm Terra, Inc.

Consolidated Balance Sheets, page F-2

24.   Please tell us why you have included a balance within Stockholders' Deficit for common stock that is issuable. Explain to us and disclose the terms of this arrangement. Tell us why these shares have not been issued and when you expect to issue them. Please also tell us the accounting literature relied upon by management to determine the appropriate accounting treatment for this outstanding obligation.

Consolidated Statement of Shareholders' Deficit, page F-4

25.   You disclose elsewhere that you have issued a total of 2,000 shares to two creditors to settle debts, however such shares are not noted as issued within your statement of shareholders' equity. Please advise.

Notes to Consolidated Financial Statements, page F-6

Note 9 – Common Stock Activity and Reverse Stock Split, page F-12

26.   In order for us to fully understand the equity fair market valuations reflected in your financial statements, please provide an itemized chronological schedule covering all equity instruments issued in 2010 and 2011. Please provide the following information separately for each equity issuance:

•   The date of the transaction and number of shares issued;

•   Management's fair market value per share estimate and how the estimate was derived (*e.g.,* third-party specialist retained to assist in valuation), including how you addressed the fair value considerations detailed within FASB Accounting Standards Codification ("ASC") Topic 820-10;

•   Whether each recipient was a related party;

•   Nature and terms of concurrent or related transactions, if any;

•   The amount of any compensation or other expense element; and

•   Narrative description of the factors contributing to any significant changes in the fair value of the underlying stock.

Note 10 – Subsequent Events, page F-13

27.   We note the holders of both of your "On Demand Convertible Note" may convert the principal amounts and related accrued interest for a set amount of common shares. Please tell us how you have accounted for the convertible notes issued in March 2011 and the accounting literature relied upon.

28.   Regarding your $25,000 and $28,000 convertible notes, we note a significant difference in the conversion rate. Please tell us:

    •   Whether either of the holders is considered a related party; and

    •   How you accounted for the exchange of the note payable on March 10, 2011 and the exchange of the vendor invoice payable on March 15, 2011 into these convertible notes. Tell us the accounting literature you relied upon to determine the appropriate accounting treatment for each exchange. Discuss the fair value of each of the notes in your response.

Exhibits

29.   We note your disclosure on page F-6 with regard to your share exchange agreement with Fortress Technology Systems, Inc. Please file this agreement pursuant to Item 601(b)(10) of Regulation S-K or explain why such agreement is not material.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

    •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

    •   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

    •   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mark Rakip at (202) 551-3573 or Jessica Barberich at (202) 551-3782 if you have questions regarding comments on the financial statements and related matters. Please contact Adam F. Turk at (202) 551-3657 or me at (202) 551-3386 with any other questions.

Sincerely,

Duc Dang
Attorney-Adviser

cc: Robert Brantl
        Via facsimile: (914) 693-1807